1020 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 - 6365 Fax (604) 684 - 8092

November 16, 2009

Suying Li
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

Via EDGAR CORRESPONDENCE

RE:	NORTHERN DYNASTY MINERALS
FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008; FILED MARCH 31, 2009
COMMENT LETTER DATED NOVEMBER 3, 2009
FILE NO. 001-32210

Dear Ms. Li:

We acknowledge receipt of your Comment Letter dated November 3, 2009 in respect of Form 40-F filed by Northern Dynasty Minerals Ltd. (the "Company") for the year ended December 31, 2008. Your comments are in italics to the left, our responses to the right.

SEC COMMENT		RESPONSE

We note that Anglo American plc (“Anglo”) subscribed for fifty percent interest in the Pebble Limited Partnership (“Partnership”), an entity consolidated by you as a variable interest entity. We also note that the contributions from Anglo are accounted for as non-controlling interest on your balance sheet. Please tell us how you record the net income or loss of the Partnership attributable to the non-controlling interest in your statements of operations.

The Company records all the losses from the Partnership in its statement of operations.

.

Under the Company’s Pebble partnership agreement with Anglo, Anglo retains the right to withdraw its interest from the Partnership until the full funding commitment of US$1.425 billion is reached. As such, the Company’s view is that until the US$1.425 billion contribution from Anglo is reached, none of the losses are attributable to Anglo.

The Company has accordingly classified all of Anglo’s contributions on the balance sheet as non- controlling interest, which represent the portion of equity in a subsidiary (i.e. the Partnership) which is not attributable to the Company.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604-684-6365.

Yours truly,

NORTHERN DYNASTY MINERALS LTD.

/s/ Marchand Snyman

Marchand Snyman, CA
Chief Financial Officer